Exhibit 1.1

Guild Wars 2 China Pre-Orders Begin April 2, Open Beta Launch Set for May 15

BEIJING, April 2, 2014 PRNewswire -- KongZhong Corporation (KONG), a leading provider of digital entertainment services for consumers in the People’s Republic of China, today announced details for the China launch of Guild Wars 2®, the groundbreaking fantasy MMO developed by ArenaNet. KongZhong announced that the open beta launch for Guild Wars 2 in mainland China will start on May 15th, the first territory in Asia to launch the game, with pre-orders beginning on April 2nd.

The pre-order sales period will continue until April 30th, with four different editions available: Digital Edition (RMB 88, limited to 500,000 copies during the pre-order period), Physical Edition (RMB 158), Revolutionary Edition (RMB 198), and Collector’s Edition (RMB 698, limited to 10,000 copies during the pre-order period). Players who purchase any of these limited quantity editions during the pre-sale period will be granted special gifts as well as be able to access the game on May 1st, getting to play 14 days in advance of the official open beta. Chinese players can purchase their pre-sale editions on the game’s official China website at gw2.kongzhong.com, and through KongZhong’s flagship store on T-Mall and on JD.com.

As the most anticipated online role playing game in China in 2014, Guild Wars 2 China is following the same business model that has helped make the game a hit in the West, offering a CDKey model where people just pay once and then play the game without subscription fees. The model is quite revolutionary, as the first of its kind for a MMO product in China’s game market.

On March 21st, KongZhong announced the CDKey price at RMB 88 and opened an 80-hour long free trial to Chinese players. During this time, player excitement helped increase the game's Baidu index to over 130,000 as well as attract great attention from Chinese media. Nearing the open beta and throughout 2014, Guild Wars 2 has ranked #1 on China’s new game popularity lists and has been named the most anticipated online game by mainstream Chinese press including 17173, Duowan, Sina, and Tencent. In the past two years, ArenaNet and KongZhong have put tremendous efforts in making Guild Wars 2 a premium, one-of-a-kind experience for China gamers, translating millions of words of text, voice dubbing tens of thousands of character speech lines and localizing hundreds of game features and systems.

About Guild Wars 2

Guild Wars® 2 is a visually stunning MMO that offers players the epic grandeur of a massive role playing environment combined with innovative combat mechanics, dynamic events, and customized personal storytelling. Building on the success of Guild Wars, NCSOFT and game developer ArenaNet™ have created an MMO that lets gamers play the way they want, while at the same time retaining the no-subscription-fee business model that made the original Guild Wars so popular. For more information about Guild Wars 2, visit www.guildwars2.com

About KongZhong

Kongzhong (KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy.

For information, please contact:

Jay Chang

KongZhong Corporation

Tel: +86-10-8857-6000

Fax: +86-10-8857-5891

Email: ir@kongzhong.com